Exhibit 99.30

February 20, 2025
To:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Financial and Consumer Services Division (Prince Edward Island)
The Office of the Superintendent of Securities (Northwest Territories)
The Office of the Superintendent of Securities (Nunavut)
The Office of the Superintendent of Securities (Yukon)
Our letter dated February 20, 2025, which was issued to you on our resignation as auditor of OceanaGold Corporation continues to be valid and does not need to be updated.
Yours very truly,

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Chartered Accountants
PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999
Liability limited by a scheme approved under Professional Standards Legislation.